Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
ISONICS CORPORATION

The undersigned, James E. Alexander and John Sakys, hereby certify that:

1.             They are the President and the Secretary, respectively, of Isonics Corporation, a California corporation (“Isonics”).

2.             Article III, first sentence and paragraph (a), of the Articles of Incorporation of Isonics are amended to read as follows:

“The aggregate number of shares of capital stock which this corporation shall be authorized to issue is One Hundred Eighty-Two Million Six Hundred Fifty Thousand (182,650,000), which shall consist of:

(a)           One Hundred Seventy-Five Million (175,000,000) shares which shall be designated as Common Stock.”

3.             The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors of Isonics.

4.             The foregoing amendment of the Articles of Incorporation of Isonics has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code.  There are no shares of Preferred Stock outstanding.  Therefore, only the holders of Common Stock were entitled to vote with respect to the amendment.  The total number of outstanding shares of Common Stock is 47,802,474.  The number of shares of Common Stock that voted in favor of the amendment exceeded the vote required.  The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: January 2, 2007	/s/ James E. Alexander
James E. Alexander, President

/s/ John Sakys
John Sakys, Secretary